SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 10, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES PROPOSED TWO-FOR-ONE STOCK SPLIT
Calgary, Alberta, May 10, 2007 - Shaw Communications Inc. (“Shaw”) announced today that it plans to implement a two-for-one stock split of its issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares. The stock split, which has been approved by Shaw’s Board of Directors, must be approved by shareholders at a special meeting of Shaw’s shareholders scheduled to be held in Calgary, Alberta on July 10, 2007, and is subject to regulatory approval and the filing of articles of amendment. Following approval by shareholders, the effective date of the stock split is expected to be July 30, 2007.
Further to Shaw’s news release dated April 13, 2007, the already announced dividends of $0.0929166667 per Class A Participating Share and $0.0933333333 per Class B Non-Voting Participating Share, payable on each of June 30, 2007 and July 31, 2007 to all holders of record at the close of business on June 15, 2007 and July 15, 2007, respectively, will not be affected by the stock split. If the stock split is implemented, it is expected that the already announced dividends of $0.0929166667 per Class A Participating Share and $0.0933333333 per Class B Non-Voting Participating Share, payable on August 31, 2007 to all holders of record at the close of business on August 15, 2007, will be reduced by 50% in order to reflect the stock split. The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca